Exhibit 99.12

27 June 2003

Directors’ Interests in the Ordinary Shares of Cable and Wireless plc

Cable and Wireless plc (“the Company”) advises that on 26 June 2003 the under mentioned Directors were granted the following share options under the Company's Share Option Plan in accordance with the rules of the Cable & Wireless Incentive Plan:-

Director	Number of Options on the Company's Ordinary Shares of 25 pence each

Francesco Caio	2,700,096 at a price of 103.70 pence per Ordinary Share
Kevin Loosemore	1,890,068 at a price of 103.70 pence per Ordinary Share
Robert Rowley	964,320 at a price of 103.70 pence per Ordinary Share

The options granted are exercisable from 26 June 2006 to 25 June 2010, subject to the achievement of performance conditions based upon Total Shareholder Return ("TSR").

Full vesting occurs only if the TSR performance of the Company meets or exceeds the upper quartile measured against the constituents of the FTSE Global Telecoms Sector Index during the performance period starting on 1 April 2003 and ending either on the third anniversary of the date of grant or at the end of any successive month until the fifth anniversary of the date of grant). Where TSR performance meets the median, 50% of the initial award vests. A sliding scale operates between median and upper quartile and nothing vests for performance below the median. If performance conditions have not been met by the fifth anniversary of the beginning of the performance period, the options lapse.

The Directors were advised of this information on 26 June 2003.